Exhibit 99.2

Fort Technology Inc.

Management’s Discussion and Analysis

For the six-month period ended June 30, 2026

(Expressed in US Dollars)

Prepared as of August 13, 2026

Management’s Discussion and Analysis

For the six-month period ended June 30, 2026

ABOUT THIS MD&A

The following management’s discussion and analysis (“MD&A”) of financial condition and results of operations of Fort Technology Inc. (the “Company” or “We”, previously “Impact Acquisitions Corp.”) should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2026, and the accompanying notes thereto (the “Consolidated Financial Statements”), which have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). This MD&A has been prepared as of August 13, 2026, pursuant to the disclosure requirements under National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. Additional information relating to Fort Technology Inc. is available on SEDAR+ at http://www.sedarplus.ca and on EDGAR at http://www.sec.gov.

This MD&A was approved by the board of directors of the Company on August 13, 2026.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain statements which may constitute “forward-looking information” and “forward-looking statements” within the meaning of Canadian and U.S. securities law requirements (collectively, “forward-looking statements” or “FLS”) and include statements regarding the Company’s intentions, objectives, plans, expectations, assumptions and beliefs about future events, including Fort’s expectations with respect to the financial and operating performance of its business, its capital position, and future growth. In particular, FLSs in this MD&A include, among others, statements regarding: the Company’s dependence on the Amazon marketplace and the potential impact of changes in Amazon’s policies, algorithms and fee structures; the Company’s expected costs and obligations as a dual-listed issuer on the TSXV and Nasdaq; the completion of the pending acquisition of Logia USA Inc., the successful integration of its operations and the anticipated benefits of the acquisition; the Company’s liquidity requirements, working capital needs and access to additional sources of financing; and the impact of fluctuations in the GBP, EUR and CAD exchange rates relative to the U.S. dollar on the Company’s financial results and operations. These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these FLS, except as required under applicable securities legislation. FLS relates to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, FLS can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including “may”, “future”, “expected”, “intends” and “estimates”. By their very nature FLS involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the FLS. The Company provides no assurance that FLS will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on FLS.

The Company’s anticipated future operations are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these FLS are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. Such FLS are estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements.

Management’s Discussion and Analysis

For the six-month period ended June 30, 2026

BUSINESS OVERVIEW

We are in the business of retail, selling consumer products, mainly manufacturer and seller specializing in a range of amateur and professional products for the pest control and remedial repair industries. We sell our products to residential and commercial customers, primarily under our own brands, including Roshield, Entopest, Rempro and BirdGo, through the Amazon marketplaces in the U.K. and Europe (utilizing the FBA and FBM models) and through additional online channels. We operate under a white-label model, partnering with third-party manufacturers in China, the United Kingdom and Italy, and key components are assembled in our U.K. warehouses. As of the date of this MD&A, we sell our products in the U.K., France, Germany, and other countries in Europe, and we plan to expand our range of products and global presence to the U.S. in the near future (subject to receipt of regulatory approvals), including through the acquisition of Logia USA Inc. (see “Agreement to Acquire Logia USA Inc.” below).

When selling on Amazon, we utilize internal methodologies to analyze sales data and patterns on Amazon in order to identify existing stores, niches and products that have the potential for development and growth, as well as maximizing sales of our existing proprietary products. We also use our own skills, know-how and profound familiarity with Amazon’s algorithm and all the tools that the FBA platform has to offer. In some circumstances we scale the products and improve them.

The Company was incorporated pursuant to the provisions of the BCBCA on December 5, 2019. The Company was a Capital Pool Company (CPC) within the meaning of the policies of the TSX Venture Exchange. Effective April 30, 2026, the Company was continued from the Province of British Columbia into the Province of Ontario pursuant to applicable provincial corporate laws and now exists under the laws of the Province of Ontario pursuant to the Business Corporations Act (Ontario). The Company’s common shares are listed on the TSXV under the symbol “FORT.V” and commenced trading on March 11, 2022. On June 8, 2026, the Company’s common shares also commenced trading on the Nasdaq Capital Market (“Nasdaq”) under the symbol “FRTT”.

The Company’s wholly-owned subsidiary, Fort Products Limited (“Fort UK”), was incorporated under the laws of England and Wales on November 25, 2005, under the name Sussex P C S Limited, to become manufacturer and seller specializing in a range of amateur and professional products for the pest control and remedial repair industry. In January 2020, Sussex P C S Limited changed the company name to Fort Products Limited and since then operated an e-commerce platform, mainly through Amazon marketplace.

Fort Products Limited sells its pest control products primarily under its own trademarks: Roshield, Entopest, Rempro and Birdgo. On March 9, 2023, Fort Products Limited was acquired by Nexera Technologies Ltd (formerly Jeffs’ Brands Ltd.) (“Nexera”), a company incorporated in Israel and listed on the Nasdaq Capital Market under the symbol “NEXR”. Prior to the acquisition, Fort Products Limited’s sole market was UK, but since 2024, it started selling its products on other Amazon marketplaces, such as France, Germany, Netherlands, Spain, Italy, and Poland, and we plan to move also to Amazon.com in the future.

Recent Transactions

Fort Technology Inc. Share Purchase Agreement

On February 6, 2025, the Company entered into the Share Purchase Agreement with Nexera and Fort Products Limited, pursuant to which, on the terms and subject to the conditions of the Share Purchase Agreement, Nexera sold all of the issued and outstanding shares of Fort Products Limited to us. The Acquisition closed on July 7, 2025. In connection with the consummation of Acquisition, we changed our name from “Impact Acquisitions Corp.” to “Fort Technology Inc.”. Pursuant to the Share Purchase Agreement, among other things, Nexera sold to us, all of the issued and outstanding common shares of Fort UK, in consideration for 7,142,857 of our common shares and up to an additional 4,714,287 contingent right shares (all reflecting the reverse share splits described below), each entitling the holder thereof to acquire one of our common shares for no additional consideration upon the achievement of certain pre-determined milestones, representing a post-closing equity interest in us of 75.02% (or up to 83.29% in the event of the full achievement of the milestones). The contingent right shares are issuable to Nexera in three equal tranches of 1,571,429 common shares each upon the achievement of pre-determined milestones. Upon the completion of the Nasdaq listing on June 8, 2026, the first milestone was achieved and the Company issued 1,571,429 Contingent Right Shares to Nexera (see “Nasdaq Listing and Milestone Shares” below).

Management’s Discussion and Analysis

For the six-month period ended June 30, 2026

August 2025 Private Placement

On August 21, 2025, the Company closed a non-brokered private placement (the “August 2025 Private Placement”) of convertible debentures (the “August 2025 Convertible Debentures”) for gross proceeds of $3,630,476. The August 2025 Convertible Debentures will mature on August 21, 2027, and bear interest at 10% per annum, payable quarterly. At the option of the holder, the principal amount of the August 2025 Convertible Debentures is convertible into units (each a, “August 2025 Unit”), at any time from August 21, 2025 until August 21, 2027 at a price equal to $1.862 per August 2025 Unit (reflecting the reverse share splits). Each August 2025 Unit is comprised of one common share and one common share purchase warrant of the Company (the “August 2025 Warrants”). Each August 2025 Warrant will entitle the holder thereof to acquire one additional common share at an exercise price of $1.862 per common share until August 21, 2030. On December 31, 2025, the Company received irrevocable conversion notices from all holders of the August 2025 Convertible Debentures and, upon the effectiveness of the Nasdaq listing on June 8, 2026, the entire outstanding principal amount was automatically converted into Units (see “Automatic Conversion of the Convertible Debentures” below).

The Company engaged two finders (the “Finders”) in connection with the August 2025 Private Placement. In consideration for the services provided by the Finders, the Company paid to the Finders an aggregate of $153,702 and issued to the Finders 257,722 common shares at a price of $0.93 per common share (equivalent to 128,861 common shares after the reverse share splits). Nexera acquired an aggregate of 2,200 August 2025 Convertible Debentures for gross proceeds of $1,597,653. Mr. Asaf Itzhaik, a director of the Company, acquired an aggregate of 130 August 2025 Convertible Debentures for gross proceeds of $94,437. All such debentures were converted into Units in June 2026 together with those of all other holders (see below).

EEH Loan

On August 8, 2025, the Company entered into a loan agreement with EEH Ventures Limited (“EEH”) (the “Loan Agreement”), for an initial loan of £2,000,000 (the “Initial Loan”) and an additional amount of £1,000,000 will be made available by the Company 12 months from the date (the “Additional Loan”) (together, the “Loans”). The Loans will accrue interest at a rate of 7.5% per annum, calculated on a simple interest basis. EEH is required to repay the Loans, including all interest payable, within three years from the date of the Loan Agreement. The Company will have the right, but not the obligation, to convert the outstanding principal amount and all interest accrued on the Loans into the share capital of EEH as follows: (a) the Initial Loan and all accrued but unpaid interest on the Initial Loan may be converted into shares of EEH representing 19.9% of the issued and outstanding share capital of EEH on the date of conversion, on a fully diluted basis, and (b) the Additional Loan and all accrued but unpaid interest on the Additional Loan may be converted into shares of EEH representing 5.1% of the issued and outstanding share capital of EEH on the date of conversion, on a fully diluted basis (the “Conversion”). The Conversion will be subject to the approval of the TSXV. Pursuant to the Loan Agreement, Oxford Road Investments Limited (“Oxford”), an arm’s length third party company incorporated under the laws of England and Wales operating a business as an owner of an office building in London, United Kingdom and a subsidiary of EEH, agreed to grant the Company a charge over any and all funds, receivables, or other monetary recoveries received by Oxford from the sale, refinancing, or other disposition of its assets or undertakings, remaining after (i) full and final repayment of all amounts (including principal, interest, fees, and costs) owed to a senior lender of Oxford and (ii) payment of any other amounts required by law to have priority over our security. The Company and Oxford entered into a guaranty letter dated August 15, 2025.

On January 13, 2026, the Company entered into an amendment to the Loan Agreement. Under the amendment, the option to provide EEH with the Additional Loan of £1,000,000 was cancelled, and the conversion mechanism of the outstanding loan (the “Primary Loan”) was modified such that, upon conversion, the Company is entitled to receive EEH’s entire holding in Wigan Topco Limited (“Wigan”), representing 35.8% of Wigan’s issued share capital, instead of a right to convert the Primary Loan into 19.9% of EEH’s fully diluted share capital. As a result of the amendment, the Company derecognized the loan commitment liability in the amount of $258,000, which was recognized within financial income. The Primary Loan continues to be measured at fair value through profit or loss and is classified within Level 3 of the fair value hierarchy (see “Financial Instruments” below).

Management’s Discussion and Analysis

For the six-month period ended June 30, 2026

Reverse Share Splits

On October 1, 2025, the Company effected a one-for-seven (1-for-7) reverse share split of its issued and outstanding common shares (the “October Reverse Share Split”). As a result, every seven (7) shares of common shares issued and outstanding were combined into one common share.

On February 18, 2026, the Company effected a one-for-two (1-for-2) reverse share split of its issued and outstanding common shares (together with the October 2025 reverse share split, the “Reverse Share Splits”). As a result, every two (2) shares of common shares issued and outstanding were combined into one common share.

All outstanding securities entitling their holders to purchase common shares of the Company were adjusted pursuant to their terms as a result of the Reverse Share Splits. The Reverse Share Splits did not affect the number of common shares authorized for issuance. All share amounts, per share data and exercise prices have been adjusted retroactively within these Consolidated Financial Statements to reflect the Reverse Share Splits.

Nexera Loan

On February 5, 2026, we entered into a loan agreement with Nexera, as amended on April 23, 2026, pursuant to which Nexera agreed to make available to us a loan of up to $450,000 (the “Nexera Loan”). The Nexera Loan bears interest at a rate of 14% per annum, calculated on a simple interest basis, and is repayable, together with all accrued and unpaid interest, on or before December 31, 2027. We may elect to repay the loan, in whole or in part, at any time without penalty, premium, or any additional fee or payment. As of June 30, 2026, the outstanding principal amount under the Nexera Loan was $443,000. Subsequent to June 30, 2026, the Nexera Loan agreement was amended twice, increasing the maximum loan facility from $450,000 to $3,000,000. An amount of $1,545,000 was drawn under the increased facility subsequent to the period end.

Investor Loan

On April 9, 2026, we entered into a loan agreement with an investor for a loan of up to $450 thousand on terms similar to the Nexera Loan, except that amounts drawn bear interest at a rate of 10% per annum (the “Investor Loan”). As of June 30, 2026, the outstanding principal amount under the Investor Loan was $100,000.

Nasdaq Listing and Milestone Shares

On June 8, 2026, the Company’s common shares commenced trading on the Nasdaq Capital Market under the symbol “FRTT”. Upon completion of the listing, the first milestone under the Share Purchase Agreement was achieved and, accordingly, the Company issued 1,571,429 Contingent Right Shares to Nexera. The issuance of the Contingent Right Shares increased the number of common shares outstanding, with no effect on profit or loss or on total equity, as their effect was reflected in the accounting for the reverse recapitalization at the transaction date. Following the issuance of the Contingent Right Shares and the conversion of the convertible debentures described below, Nexera’s interest in the Company was 70.94% as of June 30, 2026.

Management’s Discussion and Analysis

For the six-month period ended June 30, 2026

Automatic Conversion of the Convertible Debentures

Upon the effectiveness of the Nasdaq listing on June 8, 2026, the entire outstanding principal amount of the August 2025 Convertible Debentures of $3,630,476 was automatically converted into 1,949,794 Units at a conversion price of $1.862 per Unit, in accordance with the irrevocable conversion notices received from all holders on December 31, 2025. Each Unit consists of one common share and one warrant; accordingly, the Company issued 1,949,794 common shares and 1,949,794 warrants. Each warrant entitles its holder to purchase one additional common share at an exercise price of $1.862 per share, exercisable until August 21, 2030. Through the conversion date, the Company recognized interest expense of $275,000 and amortization of discount of $118,000 in respect of the debentures. Upon conversion, the carrying amount of the debt component in the amount of $3,245,000 was transferred to equity, and the convertible debenture reserve of $185,000 was reclassified within equity, with no gain or loss recognized. The aggregate amount transferred to equity of $3,430,000 was allocated between common shares and additional paid-in capital ($2,066,000) and a warrant reserve ($1,364,000) based on the relative fair values of the common shares and the warrants comprising the Units.

Agreement to Acquire Logia USA Inc. (Subsequent to the Period)

On August 11, 2026, the Company entered into a share transfer agreement (the “Share Transfer Agreement”) with Logia USA Inc. (“Logia USA”), a Delaware corporation, and its founder and sole shareholder (the “Founder”), under which the Company will acquire 50.1% of the issued and outstanding shares of Logia USA in consideration for common shares of the Company with an aggregate value of $125,000, priced at the average closing price of the Company’s common shares over the 14 trading days preceding the effective date. The Share Transfer Agreement includes an equity rebalancing mechanism under which, for up to three years following closing, Logia USA will issue additional shares to the Founder upon the achievement of cumulative sales thresholds of $50 million, $100 million, $150 million and $250 million (at a net profit margin of at least 20%), increasing the founder’s interest to 70%, 80%, 85% and 95%, respectively, with a corresponding reduction of the Company’s interest. In addition, at closing the Founder will serve as chief executive officer of Logia USA under a consulting agreement providing an annual fee, a profitability-based bonus, and share-based compensation of up to $2.5 million in common shares of the Company, issuable in tranches upon the achievement of specified milestones and subject to continued engagement and a 9.99% beneficial ownership cap.

On August 11, 2026, in connection with the transactions contemplated by the Share Transfer Agreement, the Company and Logia USA entered into a credit facility agreement pursuant to which the Company agreed to provide Logia USA with a credit facility of up to $2.0 million. Advances under the facility are to be funded in tranches upon the achievement of specified operational and commercial milestones. Borrowings accrue interest at a rate of 6% per annum. The outstanding principal balance and accrued interest are due on the earlier of (i) the third anniversary of the initial advance and (ii) the occurrence of the first equity rebalancing event under the Share Transfer Agreement. Upon the occurrence of certain events of default, the Company may require Logia USA to issue additional equity interests such that the Company would hold 85% of the outstanding equity interests of Logia USA following such issuance, subject to applicable corporate approvals and legal requirements. Following any such issuance, the Founder’s ownership interest would be correspondingly diluted and the equity rebalancing mechanism contained in the share transfer would be suspended for so long as the Company continues to hold 85% or more of the outstanding equity interests of Logia USA as a result of such issuance.

Closing is subject to customary conditions and is required to occur no later than October 1, 2026.

Management’s Discussion and Analysis

For the six-month period ended June 30, 2026

SELECTED INFORMATION

The selected financial information provided below is derived from the Consolidated Financial Statements.

Summary of Statements of Financial Position

U.S. dollars in thousands	June 30, 2026	December 31, 2025	Explanation of material changes
Current Assets	4,977	4,772	Current assets increased by $205 thousand: cash and cash equivalents increased by $176 thousand (net of $11 thousand exchange differences), and trade receivables and other receivables increased by $122 thousand and $99 thousand, respectively, on the higher sales volume, partially offset by a decrease of $192 thousand in inventory.
Non-current Assets	2,942	2,720	Non-current assets increased primarily due to the recognition of a right-of-use asset in respect of the new warehouse lease, and an increase of $124 thousand in the convertible loan receivable (interest accrued of $101 thousand and a fair value revaluation gain of $64 thousand, less foreign exchange differences of $41 thousand), partially offset by a decrease of $55 thousand in the deferred tax asset (utilization against current-period taxable income) and by depreciation of property and equipment and of right-of-use assets.
Total Assets	7,919	7,492

Current liabilities	2,068	1,414	Current liabilities increased mainly due to an increase of $451 thousand in other payables, an increase of $285 thousand in related parties payable under the Nexera service agreements, higher trade payables ($131 thousand) and the current portion of the new lease liability, partially offset by the derecognition of the loan commitment liability following the amendment to the EEH loan agreement.
Non-current liabilities	810	3,285	Non-current liabilities decreased primarily due to the automatic conversion of the convertible debentures ($3,127 thousand as of December 31, 2025) into Units upon the Nasdaq listing, partially offset by the recognition of long-term loans from Nexera and an investor in the amount of $559 thousand (including accrued interest) and the non-current portion of the new lease liability.
Total liabilities	2,878	4,699

Shareholders’ equity	5,041	2,793	Shareholders’ equity increased due to the conversion of the convertible debentures into equity ($3,245 thousand transferred from the debt component), share-based compensation of $319 thousand and the exercise of warrants and options ($26 thousand), partially offset by the net loss for the period of $1,342 thousand.

Management’s Discussion and Analysis

For the six-month period ended June 30, 2026

Summary of statements of loss

	Six months ended June 30,
U.S. dollars in thousands (except share and per share information)	2026	2025
Revenues	$7,356	4,923
Cost of sales	$5,994	4,368
Gross Profit	$1,362	555

Sales and marketing	$914	371
General and administrative	$1,777	245
Operating profit (loss)	$(1,329)	(61)
Financial expenses, net	$(45)	34
Loss before taxes	$(1,284)	(95)
Tax expenses	$58	1
Net loss for the period	$(1,342)	(96)

Loss per common share (basic and diluted)	$(0.11)	(0.01)

Revenues

Our revenues consist of revenue derived from sales mainly on Amazon. The following table discloses the breakdown of our revenues, cost of sales and gross profit for the periods set forth below:

	Six months ended June 30,
U.S. dollars in thousands	2026	2025
Revenues	$7,356	4,923
Cost of sales	$5,994	4,368
Gross profit	$1,362	555

Our revenues for the six months ended June 30, 2026, were $7,356 thousand, compared to $4,923 thousand for the six months ended June 30, 2025, an increase of $2,433 thousand, or 49%. The increase was primarily volume-driven: the number of units sold on the Amazon marketplaces increased by approximately 56%, partially offset by a lower average selling price per unit, reflecting a higher share of lower-priced product categories (primarily traps) and increased promotional activity. Revenue growth was led by the United Kingdom, our principal market ($6,218 thousand compared to $4,412 thousand, an increase of 41%), together with accelerated growth across the other European marketplaces, primarily Germany (revenues attributed to Other Europe were $818 thousand compared to $248 thousand); revenues attributed to France increased by 22% to $320 thousand.

Cost of revenues

Our cost of revenues consists of the purchase of finished goods and change in inventory, sales fulfillment commissions to Amazon, freight and storage and wages, salaries and related expenses.

Management’s Discussion and Analysis

For the six-month period ended June 30, 2026

The following table discloses the breakdown of the cost of revenues for the periods set forth below:

	Six months ended June 30,
U.S. dollars in thousands	2026	2025
Purchases and changes in inventory	$2,296	1,595
Sales fulfillment commissions	$3,026	2,295
Freight	$225	279
Storage	$19	32
Wages, salaries and related expenses	$312	136
Packing Supplies	$49	31
Other	$67	-
Total	$5,994	4,368

Sales fulfillment commissions for the six months ended June 30, 2026, amounted to $3,026 thousand, or approximately 41% of revenues, compared to $2,295 thousand, or approximately 47% of revenues, for the six months ended June 30, 2025. While the absolute amount increased with the higher sales volume, the total Amazon fee rate as a percentage of sales improved by approximately six percentage points compared to the comparable period, driven primarily by reductions in Amazon referral fee rates in the United Kingdom and Europe effective from January 2026, while fulfilment fees increased broadly in line with the higher sales volume.

Purchases of finished goods and changes in inventory for the six months ended June 30, 2026, amounted to $2,296 thousand, or approximately 31% of revenues, compared to $1,595 thousand (approximately 32% of revenues) for the six months ended June 30, 2025. The ratio of purchases to revenues reflects the product mix described above. During the period, we continued to shift our sourcing toward U.K. suppliers: purchases from U.K. suppliers represented approximately 71% of finished-goods purchases, compared to approximately 48% in the comparable period, while purchases from Chinese suppliers decreased to approximately 29% of purchases, compared to approximately 52%.

Freight expenses for the six months ended June 30, 2026, amounted to $225 thousand, compared to $279 thousand for the six months ended June 30, 2025, and storage expenses amounted to $19 thousand, compared to $32 thousand. The decrease primarily reflects the shift of sourcing toward U.K. suppliers described above, despite the increase in sales.

Wages, salaries and related expenses included in cost of revenues for the six months ended June 30, 2026, amounted to $312 thousand, compared to $136 thousand for the six months ended June 30, 2025. The increase is due to the change in the transfer pricing allocation method resulting from the new transfer pricing study conducted in the third quarter of 2025, which increased the salary expenses allocated to cost of revenues.

Gross Profit

Our gross profit for the six months ended June 30, 2026, was $1,362 thousand (a gross margin of 18.5%), compared to $555 thousand (a gross margin of 11.3%) for the six months ended June 30, 2025, an increase of $807 thousand, or 145%. The improvement was primarily driven by the lower Amazon fee rate as a percentage of sales and by operating leverage on the higher sales volume, partially offset by the lower average selling price per unit.

Operating Expenses

Our current operating expenses consist of three components: sales and marketing expenses, general and administrative expenses and other expenses.

Sales and marketing Expenses

Our sales and marketing expenses consist primarily of Amazon advertising costs, consultants and other sales and marketing expenses.

Management’s Discussion and Analysis

For the six-month period ended June 30, 2026

The following table discloses the breakdown of sales and marketing expenses for the periods set forth below:

	Six months ended June 30,
U.S. dollars in thousands	2026	2025
Advertising	$617	348
Wages, salaries and related expenses	$92	-
Professional services	$200	-
Other	$5	23
Total	$914	371

Sales and marketing expenses for the six months ended June 30, 2026, amounted to $914 thousand, compared to $371 thousand for the six months ended June 30, 2025, an increase of $543 thousand, or 146%. The increase was mainly attributable to a $269 thousand increase in advertising costs, with total advertising expenses of $617 thousand incurred on Amazon marketplaces, representing approximately 8.4% of revenues, professional and consulting services expenses of $200 thousand, and wages, salaries and related expenses of $92 thousand allocated under the transfer pricing methodology.

General and Administrative Expenses

Our general and administrative expenses consist primarily of professional service, facilities, depreciation and amortization and other general and administrative expenses.

The following table discloses the breakdown of our general and administrative expenses for the periods set forth below:

	Six months ended June 30,
U.S. dollars in thousands	2026	2025
Directors’ fees	$42	12
Professional services	$1,213	86
Share-based payments	$319	-
Maintenance	$2	52
Depreciation and amortization	$-	48
IT software and consumables	$-	4
Wages, salaries and related expenses	$59	-
Other	$142	43
Total	$1,777	245

General and administrative expenses for the six months ended June 30, 2026, amounted to $1,777 thousand, compared to $245 thousand for the six months ended June 30, 2025, an increase of $1,532 thousand. The increase is mainly attributable to professional services of $1,213 thousand (audit, legal, consulting and advisory fees, largely in connection with the listing of the Company’s common shares on Nasdaq and with operating as a dual-listed public company), share-based payments of $319 thousand in respect of RSU grants, directors’ fees of $42 thousand, wages, salaries and related expenses of $59 thousand and other expenses of $142 thousand, which include costs related to the listing on Nasdaq.

Management’s Discussion and Analysis

For the six-month period ended June 30, 2026

Operating Loss

Our operating loss for the six months ended June 30, 2026, was $1,329 thousand, compared to an operating loss of $61 thousand for the six months ended June 30, 2025. The increase in the operating loss reflects the higher general and administrative and sales and marketing expenses described above, partially offset by the increase in gross profit.

Financial expenses

Financial expenses consist of foreign currency exchange differences, mainly between USD, GBP, EUR and CAD, interest, discount amortization and bank fees.

a.	Finance expenses, net:

	Six months ended June 30,
	2026	2025
	U.S. dollars in thousands
Finance income:

Fair value gain on convertible loan receivable	64	-
Interest income on convertible loan receivable	101	-
Derecognition of loan commitment liability	258	-
Total finance income	423	-

Finance expense:

Exchange rate differences	62	30
Bank fees	10	4
Interest expenses	173	-
Discount amortization expenses on convertible debenture	118	-
Other finance expenses	15	-
Total finance expenses	378	34

Finance expense (income), net	(45)	34

Our net financial income was $45 thousand for the six months ended June 30, 2026, compared to net financial expenses of $34 thousand for the six months ended June 30, 2025. Financial income of $423 thousand reflects the derecognition of the loan commitment liability of $258 thousand following the amendment to the EEH loan agreement, together with interest income of $101 thousand and a fair value revaluation gain of $64 thousand on the Primary Loan. Financial expenses of $378 thousand primarily reflect interest and amortization of discount on the convertible debentures through the conversion date on June 8, 2026, interest on the Nexera Loan and the Investor Loan, exchange rate differences and bank fees.

Net profit

Our net loss for the six months ended June 30, 2026, was $1,342 thousand, compared to a net loss of $96 thousand for the six months ended June 30, 2025. The increase reflects the costs associated with the Nasdaq listing and with operating as a dual-listed public company, share-based payments and tax expenses of $58 thousand (primarily deferred, reflecting the utilization of the deferred tax asset against current-period taxable income in the U.K.), partially offset by the increase in gross profit of $807 thousand and by the net financial income described below.

Management’s Discussion and Analysis

For the six-month period ended June 30, 2026

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2026, the Company had cash and cash equivalents of $781 thousand and working capital of $2,909 thousand (current assets of $4,977 thousand less current liabilities of $2,068 thousand). Management believes that the Company’s cash on hand, together with expected cash flows from operations and, if required, through raising funds from existing shareholders and/or outside potential investors and financial support available from Nexera, its largest shareholder, will be sufficient to support the Company’s operations and meet its obligations as they fall due for a period of at least twelve months from the date of this MD&A (see Note 1(d) to the Consolidated Financial Statements).

Summary of Statements of cash flows

	Six months ended June 30,
U.S. dollars in thousands	2026	2025
Net cash used in operating activities	$(297)	(39)
Net cash used in investing activities	$(12)	(6)
Net cash from (used in) financing activities	$496	(33)
Net increase (decrease) in cash and cash equivalents	$187	(78)

Cash Flows from Operating Activities

During the six months ended June 30, 2026, we had negative cash flow from operations in the amount of $297 thousand, compared to negative cash flow of $39 thousand for the six months ended June 30, 2025.

Our net cash used in operating activities in the period consists primarily of the net loss of $1,342 thousand, offset by non-cash items of $207 thousand (primarily share-based payments of $319 thousand and amortization of discount on the convertible debentures of $118 thousand, net of non-cash financial income items) and by changes in working capital of $838 thousand (primarily an increase of $582 thousand in trade payables and other payables, an increase of $285 thousand in related parties payable and a decrease of $192 thousand in inventory, partially offset by an increase of $221 thousand in trade and other receivables).

Cash Flows from Investing Activities

During the six months ended June 30, 2026, we had negative cash flow from investing activities in the amount of $12 thousand, consisting of initial direct costs capitalized to the right-of-use asset of the new warehouse lease, compared to negative cash flow of $6 thousand (purchase of property and equipment) for the six months ended June 30, 2025.

Cash Flows from Financing Activities

During the six months ended June 30, 2026, we had positive cash flow from financing activities in the amount of $496 thousand, compared to negative cash flow of $33 thousand for the six months ended June 30, 2025.

Our net cash from financing activities consists of proceeds from the long-term loans from Nexera and an investor of $543 thousand and proceeds from the exercise of warrants and options of $26 thousand, partially offset by lease payments of $73 thousand.

Equity Investments

During the period ended June 30, 2026, 16,536 share options were exercised for total proceeds of $16 thousand, leaving 24,893 share options outstanding as of June 30, 2026 at an exercise price of CAD 1.40 per option; these options expired on July 7, 2026. In addition, 9,868 warrants were exercised during the period for total proceeds of $10 thousand, leaving 301 warrants outstanding as of June 30, 2026 at an exercise price of CAD 1.40 per warrant, scheduled to expire in March 2027.

Management’s Discussion and Analysis

For the six-month period ended June 30, 2026

On September 15, 2025, the Company granted 139,287 RSUs to officers and members of the Board of Directors and 128,570 RSUs to consultants, and on November 8, 2025, the Company granted 42,857 RSUs to a consultant. On June 22, 2026, the Company granted 30,000 RSUs to its Chief Financial Officer and 30,000 RSUs to a consultant, in connection with the completion of the listing on Nasdaq. The RSUs are, upon vesting, exchangeable on a one-for-one basis with common shares; 50% of each grant vests after one year and the remaining 50% vests in four tranches over the second year from the grant date. During the six months ended June 30, 2026, the Company recorded an expense of $319 thousand in respect of these grants, included in general and administrative expenses. As of June 30, 2026, unrecognized share-based compensation expense of $425 thousand will be recognized over the next two years.

CONTRACTUAL OBLIGATIONS

As of June 30, 2026, the Company’s contractual obligations consist primarily of lease liabilities of $351 thousand in respect of its warehouse facilities, of which $100 thousand is due within one year, and long-term loans from Nexera and an investor of $559 thousand, including accrued interest, repayable by December 31, 2027, in addition to trade payables and other payables in the ordinary course of business. Subsequent to the period end, the Company entered into the Logia USA agreements described above, including a commitment to provide Logia USA with a credit facility of up to $2.0 million against defined milestones.

OFF BALANCE SHEET ARRANGEMENTS

The Company has not entered any off-balance sheet transactions that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

RISKS AND UNCERTAINTIES

The Company’s business is subject to risks and uncertainties, including, among others, reliance on the Amazon marketplace and changes in Amazon’s policies, algorithms and fee structures, reliance on third-party manufacturers and cross-border supply chains, product liability and regulatory requirements applicable to pest control products, fluctuations in the GBP, EUR and CAD exchange rates against the U.S. dollar, the Company’s obligations and costs as a dual-listed issuer on the TSXV and Nasdaq, and the completion and integration of the pending acquisition of Logia USA Inc. A comprehensive description of the risk factors applicable to the Company is included in the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s registration statement on Form 20-F (File No. 001-43178), as amended, as filed with the SEC on May 1, 2026 or the Company’s publicly filed documents which are available on SEDAR+ at www.sedarplus.ca.

SUMMARY OF MATERIAL ACCOUNTING POLICIES AND USE OF ESTIMATES

The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the Consolidated Financial Statements, and the reported amount of expenses during the reporting period. Actual results may vary from the current estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in income in the year in which such adjustments become known.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company has not changed any accounting policy during the six-month period ended June 30, 2026. Amendments to IFRS 9 and IFRS 7, Classification and Measurement of Financial Instruments, and Annual Improvements to IFRS Accounting Standards – Volume 11, became effective on January 1, 2026 and were applied for the first time in these Consolidated Financial Statements, with no material impact on the Consolidated Financial Statements. All the accounting policies (including accounting policies that were initially adopted) are described in Note 3 to the Annual Consolidated Financial Statements.

Management’s Discussion and Analysis

For the six-month period ended June 30, 2026

RELATED PARTY TRANSACTIONS

The Company’s key management personnel consist of those people having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that its key management personnel consist of members of the board of directors and executive officers (currently the Company’s CEO and CFO).

Transactions and balances with related parties

	Six months ended June 30,
U.S. dollars in thousands	2026	2025

Cost of revenues
Management fees (a1)	124	-

Sales and marketing
Management fees (a1)	96	-

General and administrative expenses:
Directors’ fees	42	12
Management fees (a1)	61	-
Professional services – CEO and CFO (a2)	78	-
Share-based payments to directors and officers	197	-

Financial expenses:
Interest expenses on convertible debentures (a3)	139	-
Interest expenses on long-term loans (a5)	13	-

Balances with related parties

	June 30,	December 31,
U.S. dollars in thousands	2026	2025
Trade payables	121	46
Other payables (a2) (a3)	33	43
Related parties payable (a1)	437	152
Convertible debentures (a3)	-	1,457
Long term loans, including accrued interest (a5)	457	-

(a1)

On March 30, 2023, Fort entered into a service agreement with Nexera (the “Nexera Service Agreement”) pursuant to which Nexera will provide different services to Fort. The Nexera Service Agreement is for a period of 12 months starting March 2023 and renewed for additional successive 12 months period. On June 10, 2025, the Nexera Service Agreement was amended to extend the term of the agreement to March 9, 2026, and will automatically renew for additional successive 12-month periods unless terminated by mutual agreement or 60 days’ notice.

On July 7, 2025, the Company entered into a service agreement with Nexera (the “Nexera Service Agreement”), pursuant to which Nexera provides various services to the Company. The Nexera Service Agreement is for a period of 12 months commencing in July 2025 and will automatically renew for additional successive 12-month periods unless terminated by either party upon 60 days’ prior notice. Fees under the Nexera Service Agreement are determined based on a transfer pricing study compliant with applicable laws.

Management’s Discussion and Analysis

For the six-month period ended June 30, 2026

(a2)

On July 7, 2025, the Company entered into a consulting agreement with Miga Consulting Ltd. (“Miga”), a company controlled by the Company’s Chief Executive Officer, pursuant to which Miga provides Chief Executive Officer services to the Company for a term of 24 months. Under the agreement, Miga is entitled to a monthly consulting fee of $4.75.

On July 7, 2025, the Company entered into a consulting agreement with D.S. Blue White Assets (2006) Ltd. (“D.S.”), a company controlled by the Company’s Chief Financial Officer pursuant to which D.S. provides Chief Financial Officer services to the Company for a term of 24 months. Under the agreement, D.S. is entitled to a monthly consulting fee of $5.5.

On June 8, 2026, in connection with the listing of the Company’s common shares on Nasdaq, the Company engaged a new Chief Financial Officer for a monthly consulting fee of approximately $21.5 thousand. As of that date, D.S. ceased to provide Chief Financial Officer services and ceased to be a related party of the Company.

(a3)	In connection with the issuance of the convertible debentures in August 2025, which were converted into Units in June 2026 (see Note 3(e)), Nexera participated in the offering and acquired convertible debentures in an amount of approximately $1.6 million. In addition, one of the Company’s director participated in the offering and acquired convertible debentures in an amount of approximately $94 thousand on the same terms as the rest of the participants. Interest payables recorded in other payables.

(a4)	On November 8, 2025, the Company entered into a consulting agreement with Hike Capital Inc. (“Hike”), pursuant to which Hike will provide financial advisory and consulting services to the Company for a term of 24 months. Under the agreement, Hike is entitled to a monthly fee of CAD 5,000 (approximately $3.5), payable upon the effectiveness of the listing of the Company’s common shares on Nasdaq. In addition, on November 8, 2025, the Company granted to Hike 42,857 RSUs, see Note 6(f). The chief executive officer of Hike is the brother of one of the Company’s directors.

(a5)	On February 5, 2026, the Company entered into a loan agreement with Nexera for a loan of up to $450, bearing interest at 14% per annum, repayable by December 31, 2027 (see Note 3(c)). As of June 30, 2026, the outstanding principal amount under the loan was $443. Subsequent to June 30, 2026, the loan agreement was further amended (see Note 10).

OUTSTANDING SHARE DATA

A summary of the number of the Company’s issued and outstanding equity instruments is as follows:

	June 30, 2026	Date of this MD&A
Common shares issued and outstanding (1)	14,909,979	14,909,979
Contingent Right Shares (milestones 2 and 3) (5)	3,142,858	3,142,858
Common share purchase warrants (2)	301	301
Equity incentive share options (3)	24,893	-
Convertible debenture warrants (4)	1,949,794	1,949,794
Restricted Stock Units (6)	370,714	413,570

Notes:

(1)	Authorized: Unlimited common shares without par value.
(2)	Each warrant entitled the holder thereof to acquire one common share at an exercise price of CAD 1.40 per warrant until March 2027.
(3)	Each share option entitles the holder thereof to acquire one common share at an exercise price of CAD 1.40 per option. The 24,893 options outstanding as of June 30, 2026 expired on July 7, 2026.
(4)	Issued as part of the Units upon the automatic conversion of the convertible debentures. Each warrant entitles the holder thereof to acquire one common share at an exercise price of $1.862 per share until August 21, 2030.
(5)	Issuable to Nexera, for no additional consideration, in two remaining tranches of 1,571,429 common shares each upon the achievement of the second and third milestones under the Share Purchase Agreement.
(6)	Granted under the Company’s equity incentive plan. Upon vesting, exchangeable into common shares on a one-for-one basis (see “Equity Investments” above).

Management’s Discussion and Analysis

For the six-month period ended June 30, 2026

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, trade receivables, other receivables, the convertible loan receivable, trade payables, other payables, lease liabilities, related parties payable and long-term loans. Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

-	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

-	Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

-	Level 3 - Inputs that are not based on observable market data.

The fair value of the Company’s cash and cash equivalents, trade receivables, other receivables, trade payables, other payables, lease liabilities, related parties payable and long-term loans approximate their carrying value, which is the amount recorded on the statement of financial position.

The Company measures the Primary Loan (the convertible loan receivable) at fair value through profit or loss, classified within Level 3 of the fair value hierarchy. As of June 30, 2026 and December 31, 2025, the fair value of the Primary Loan was $2,409 thousand and $2,285 thousand, respectively. There were no transfers between levels of the fair value hierarchy during the period.

The Company’s financial instruments expose it to certain financial risks, including liquidity risk and currency exchange risk:

Liquidity risk management

Ultimate responsibility for liquidity risk management rests with the Board of Directors, which has established an appropriate liquidity risk management framework for management of the Company’s short, medium and long-term funding and liquidity management requirements. The Company manages liquidity risk by maintaining adequate reserves, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

Foreign currency risk management

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The functional currency of the Company and its subsidiaries is US dollar, and, as such, the Company is exposed to currency exchange risk due to fluctuations in foreign exchange rates against GBP, Euro and Canadian dollar.

A summary of the Great British Pound (GBP), Euro (EUR) and Canadian dollar (CAD) exchange rates against the US dollar (USD) is as follows:

Currency	June 30, 2026	June 30, 2025	December 31, 2025
USD/GBP	0.756	0.729	0.744
USD/GBP Average	0.744	0.772	0.759
USD/EUR	0.877	0.853	0.852
USD/ EUR Average	0.858	0.916	0.886
USD/CAD	1.424	1.367	1.371
USD/CAD Average	1.378	1.410	1.398